

October 23, 2013

Via E-mail
Richard Sharff, Esq.
Executive Vice President, General Counsel and Corporate Secretary
ASC Acquisition LLC
3000 Riverchase Galleria, Suite 500
Birmingham, AL 35244

    Re: ASC Acquisition LLC
            Amendment No. 2 to Registration Statement on Form S-1
            Filed October 16, 2013
            File No. 333-190998

Dear Mr. Sharff:

We have reviewed your amended registration statement and response letter filed October 16, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies
Equity-Based Compensation, page 104

1. We calculate your post reverse split IPO price range as 15% to 31% higher than the April 30, 2013 valuation, after reducing the discount for lack of marketability per your disclosures at page 105. Please expand your disclosures to justify the increase in the Company's valuation at April 30, 2013 to the IPO price. Consider the most recent operational activities in your explanation.

Capitalization Table, page 59

2. Please explain how the $8 million fee payable to TPG is reflected in the as adjusted pro forma column.

You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Helena K. Grannis, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, New York 10006